================================================================================
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                                    FORM 11-K

                                   ----------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE PERIOD FROM JANUARY 1, 1999 TO DECEMBER 31, 1999

                         COMMISSION FILE NUMBER 1-11804

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        THE GEON RETIREMENT SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE GEON COMPANY
                                 ONE GEON CENTER
                              AVON LAKE, OHIO 44012

                              REQUIRED INFORMATION

     1.  Audited financial statements of the plan.

         The Report of Independent Auditors; Statement of Net Assets Available for Benefits as of December 31, 1999; Statement of Changes in Net Assets Available for Benefits for the period from January 1, 1999 through December 31, 1999; and Supplemental Schedules are attached hereto.

     2.  Exhibits

         Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Geon Savings Program Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON SAVINGS PROGRAM ADMINISTRATION COMMITTEE

                     June 28, 2000
                     /s/ James J. Casalone
                     Member of the Geon Savings Program Administration Committee

--------------------------------------------------------------------------------
================================================================================

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

The Geon Retirement Savings Plan

December 31, 1999 and 1998 and the Year Ended December 31, 1999 with Report of Independent Auditors

                        The Geon Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedules

                       December 31, 1999 and 1998, and the
                          Year Ended December 31, 1999


                                    CONTENTS



Report of Independent Auditors..........................................   1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.........................   2
Statement of Changes in Net Assets Available for Benefits...............   3
Notes to Financial Statements ..........................................   4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets Held for
    Investment Purposes at End of Year..................................  10
Schedule H, Line 4(j)--Schedule of Reportable Transactions..............  35

                         Report of Independent Auditors


The Geon Company
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP


Cleveland, Ohio
June 23, 2000

                        The Geon Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                      1999               1998
                                                 -------------------------------
ASSETS
Investments, at fair value                       $212,646,052       $167,958,920

Receivables:
   Dividends and interest                             331,663            263,908
   Other                                              513,614              4,818
                                                 -------------------------------
Total receivables                                     845,277            268,726
                                                 -------------------------------
Total assets                                      213,491,329        168,227,646

LIABILITIES
Other payables                                         27,429            241,477
                                                 -------------------------------
Net assets available for benefits                $213,463,900       $167,986,169
                                                 ===============================


See accompanying notes.

                        The Geon Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1999


ADDITIONS
Investment income:
    Net appreciation in fair value of investments                   $ 36,760,206
    Interest and other income                                          3,021,522
    Dividends                                                          1,834,890
                                                                    ------------
                                                                      41,616,618
Contributions:
    Participant                                                        5,935,543
    Employer                                                           6,033,120
                                                                    ------------
                                                                      11,968,663
Net transfer with other plans                                          4,448,244
                                                                    ------------
Total additions                                                       58,033,525

DEDUCTIONS
Withdrawals and distributions:
    Cash                                                              12,227,465
    Common stock                                                         328,329
                                                                    ------------
Total deductions                                                      12,555,794
                                                                    ------------
Net increase                                                          45,477,731
Net assets available for benefits:
   Beginning of year                                                 167,986,169
                                                                    ------------
   End of year                                                      $213,463,900
                                                                    ============


See accompanying notes.

                        The Geon Retirement Savings Plan

                        The Geon Retirement Savings Plan

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999


A. DESCRIPTION OF THE PLAN

The following description of The Geon Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all domestic salaried and hourly employees of The Geon Company ("Geon" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective October 1, 1999 former employees of Occidental Chemical Corporation who became employees of Geon upon the sale of the Burlington facility, became eligible to transfer to the Plan their account balances in the Occidental Chemical Corporation Savings and Investment Plan and the Occidental Petroleum Corporation Savings Plan ("Occidental Plans"). Transfers into the Plan were $7,000,083, representing the account balances of participants of the Occidental Plans who transferred to the Plan. Effective October 1, 1999, former employees of Geon who became employees of OxyVinyls, LP became eligible to transfer their account balances in the Plan to the OxyVinyls, LP Savings Plan ("OxyVinyls Plan"). Amounts transferred to the OxyVinyls Plan from the Plan were $2,551,839.

CONTRIBUTIONS

Each employee who elects to become a participant in the Plan authorizes a bi-weekly payroll deduction from one to sixteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees' bi-weekly contribution percentage in order to maintain the qualified tax status of the Plan.

The Plan offers participants the choice of two savings options: a regular (after tax) savings option and a tax-deferred savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

                        The Geon Retirement Savings Plan

A. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides that for each contribution period the employer will contribute a percentage of the participants' contributions up to six percent of the participants' eligible earnings. The employer contribution rate is 100% of participants' eligible contributions to the Geon Common Stock Fund and 50% of participants' eligible contributions to the other eligible funds. The Company, at its discretion, may make additional contributions to the Plan which would be allocated to each eligible participant's account based upon the participant's annual compensation. Employer contributions are invested only in the Geon Common Stock Fund. Once a participant attains age 55, or terminates employment with the Company the participant can transfer account balances related to employer contributions to eligible investment options.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the "Code"). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

PARTICIPANT LOANS

Participants may borrow from employee contributions and related earnings in their fund accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of one half of the total vested account balance, or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The interest rate on each loan is a fixed rate based on the trustee's prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

VESTING

Participant and Company contributions are fully vested immediately.

PAYMENT OF BENEFITS

Upon retirement or termination of employment from the Company participants may withdraw from the Plan. Active employees of the Company are entitled to receive the value of their Company matching contributions and discretionary Company contributions made prior to January 1, 1995, and earnings thereon upon reaching age 55. Employee pre-tax contributions and discretionary Company contributions made subsequent to December 31, 1994 and earnings thereon may not be withdrawn until the participant reaches age 59-1/2, unless under hardship. Employee after-tax contributions may be withdrawn at the discretion of the participant. Distributions are made in payments of cash or common stock.

                        The Geon Retirement Savings Plan

A. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

ACCOUNTING AND ADMINISTRATIVE FEES

All significant accounting and administrative fees are paid by Geon, the Plan sponsor.

B. SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. Investments in common trust funds investing in short-term fixed income obligations have a market value approximating cost. The participant loans are valued at their outstanding balances which approximate fair value.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

                        The Geon Retirement Savings Plan

C. INVESTMENTS

During the year ended December 31, 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                      NET
                                                                 APPRECIATION
                                                               (DEPRECIATION) IN
                                                                 FAIR VALUE OF
                                                                  INVESTMENTS
                                                                  ------------

Common stock                                                      $ 25,852,259
Common trust funds                                                   9,581,545
Shares of registered investment companies                            1,338,161
Corporate bonds                                                         (8,300)
Other                                                                   (3,459)
                                                                  ------------
                                                                  $ 36,760,206
                                                                  ============

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                             DECEMBER 31
                                                         1999            1998
                                                   -----------------------------

The Geon Company Common Stock*                       $73,887,028     $61,183,956
State Street Bank Selection Fund                      42,477,531      30,885,433
State Street Bank Flagship S&P 500 Index Fund         55,172,858      41,267,707

* Nonparticipant-directed

                        The Geon Retirement Savings Plan

D.   NONPARTICIPANT-DIRECTED INVESTMENTS

The Geon Common Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                                DECEMBER 31
                                                           1999            1998
                                                        ----------------------------
Net assets:
   Assets:
     Investments, at fair value:
       The Geon Company Common Stock                    $73,887,028     $61,183,956
       State Street Bank Short-Term Investment Fund         795,593       1,534,510
                                                        ----------------------------
     Total investments                                   74,682,621      62,718,466

     Receivables:
       Dividends and interest                                 6,561           5,516
       Transfers from other funds                           103,848          94,470
       Other                                                211,847           1,090
                                                        ----------------------------
     Total receivables                                      322,256         101,076
                                                        ----------------------------
   Total assets                                          75,004,877      62,819,542

   Liabilities:
     Transfers payable to other funds                        45,880         102,689
     Other payables                                                         229,263
                                                        ----------------------------
   Total liabilities                                         45,880         331,952
                                                        ----------------------------
Net assets                                              $74,958,997     $62,487,590
                                                        ============================

                        The Geon Retirement Savings Plan

D. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

Changes in net assets:
   Additions:
     Investment income:
       Net appreciation in fair value of investments                 $26,144,681
       Interest income                                                    83,310
       Dividends                                                       1,201,128
                                                                     -----------
                                                                      27,429,119
     Contributions:
       Participants                                                    4,308,004
       Employer                                                        6,033,120
                                                                     -----------
                                                                      10,341,124
                                                                     -----------
   Total additions                                                    37,770,243

   Deductions:
     Withdrawals and distributions:
       Cash                                                            2,563,727
       Common stock                                                      178,860
                                                                     -----------
                                                                       2,742,587
   Net transfers to participant-directed investments                  22,556,249
                                                                     -----------
                                                                     $12,471,407
                                                                     ===========

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 29, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)


                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS
The Geon Company*                                   2,273,447 shares               $55,181,878     $73,887,028
The BFGoodrich Company                                287,294 shares                                 7,900,585
Occidental Petroleum Corporation*                      99,706 shares                                 2,156,142
AT&T Corp.                                              1,965 shares                                    99,848
ASD SYS Inc.                                              400 shares                                     7,100
Abbott Laboratories                                     2,000 shares                                    72,626
Acclaim ENTMT Inc. Com.                                 3,000 shares                                    15,375
Actrade Intl Ltd.                                       1,000 shares                                    14,938
Adams Golf Inc.                                           400 shares                                       650
Adaptec Inc                                                50 shares                                     2,494
Administaff Inc.                                          171 shares                                     5,173
Airtran Hldgs Inc.                                      1,200 shares                                     5,437
Alcoa Inc.                                                300 shares                                    24,900
Alcatel Alshom Sponsored                                  244 shares                                    10,980
Alliance Semiconductor                                    100 shares                                     1,669
Altair Intl Inc ISIN #CA02136W                          1,000 shares                                     4,000
Amozon.Com Inc                                            253 shares                                    19,260
America Online Inc.                                     3,187 shares                                   241,814
American Home Products Corp.                              540 shares                                    21,195
Amgen Inc.                                              1,186 shares                                    71,235
Analog Devices Inc.                                       165 shares                                    15,345
Anheuser Busch Cos.                                       110 shares                                     7,796
Apria Healthcare Group Inc.                               100 shares                                     1,794
Applied Digital Solutions Inc.                            900 shares                                     6,750
Applied Materials Inc.                                    450 shares                                    57,010
Archer Daniels Midland NFSC                               100 shares                                     1,213
Arkansas Best Corp.                                        41 shares                                       492
Aronex Pharm. Inc.                                        350 shares                                     1,094

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)


                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Asia Tigers Fd. Inc.                                      300 shares                                     3,075
Aspen Technology Inc.                                     262 shares                                     6,927
Associates First Capital Cor.                             260 shares                                     7,134
Astrazeneca PLC -Spons ADR                                 81 shares                                     3,382
Audible Inc                                               200 shares                                     3,000
Aventis Spons ADR N/C From                                740 shares                                    42,088
Aviron                                                    200 shares                                     3,163
Axys Pharmaceuticals Inc                                  200 shares                                       813
BMC Software Inc                                          290 shares                                    23,182
Balance Bar Co.                                           245 shares                                     3,338
Ballard Pwr. Sys. Inc.                                    100 shares                                     2,819
Bally Total Fitness Holdings                               25 shares                                       667
Bank of America Corp. NFSC IS                              50 shares                                     2,509
Bank of New York Inc NFSC IS SP                           200 shares                                     8,000
Bank One Corp.                                            550 shares                                    17,600
Barnes and Noble Inc.                                     400 shares                                     8,250
Beazer Homes USA Inc                                      200 shares                                     3,850
Bell Atlantic Inc.                                        100 shares                                     6,156
Bell Canada INTL                                          335 shares                                     7,600
Bell South Corp NSFC IS SPEC                              100 shares                                     4,681
Berkshire Hathaway Inc.                                     5 shares                                     9,150
Best Buy Inc NFSC IS SPEC                                  60 shares                                     3,015
Bethlehem Steel Corp.                                     550 shares                                     4,606
Biomet Inc.                                                75 shares                                     3,000
Bluefly Inc                                               200 shares                                     1,863
Boeing Co.                                                856 shares                                    35,471
Books-A-Million Inc.                                      200 shares                                     1,663
Boston Scientific                                         550 shares                                    12,031


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Boykin Lodging Co.                                      1,000 shares                                    10,938
Brightpoint Inc.                                        1,200 shares                                    15,750
Bristol Myers Squibb NFSC IS                              235 shares                                    15,084
Brooktrout Tech Inc.                                    1,000 shares                                    18,563
Burlinton Northern Santa                                  100 shares                                     2,425
Butler MFG Co Del                                         300 shares                                     6,694
C&D Technologies                                          200 shares                                     8,500
CBRL Group Inc                                            400 shares                                     3,881
CK WitcoCorp                                            1,068 shares                                    14,285
CMG Invormation Svcs Inc                                  300 shares                                    83,063
CML Group Inc.                                            100 shares                                         0
CMP Group Inc.                                            200 shares                                     5,513
Cable & Wireless PLC                                      300 shares                                    15,881
Cadence Design Systems Inc.                               140 shares                                     3,360
Caledonia Mining                                        2,000 shares                                        66
Calgon Carbon Corp.                                       600 shares                                     3,525
California Amplifer                                       215 shares                                     5,657
Callaway Golf Co.                                         400 shares                                     7,075
Cambridge Neuroscience                                    200 shares                                       180
Canadian National Ry. Co.                                 300 shares                                     7,950
Carrier Access Corp                                        41 shares                                     2,760
Cascade Nat. Gas Corp.                                    100 shares                                     1,613
Caseys Gen Stores                                         600 shares                                     6,263
Caterpillar Inc.                                        1,261 shares                                    59,346
Cell Pathways Inc                                       1,965 shares                                    18,176
Cendant Corp.                                           1,515 shares                                    40,243
Centennial Cellular                                        27 shares                                     2,238
Central VT Pub. Svc. Corp.                                100 shares                                     1,063

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Charter One Financial Inc.                                220 shares                                     4,208
Chesapeake Energy Corp.                                   500 shares                                     1,188
Chevron Corp.                                             359 shares                                    31,098
Cirrus Logic Inc.                                         800 shares                                    10,650
Cisco Systems Inc.                                      2,422 shares                                   259,457
Citigroup Inc.                                            362 shares                                    20,159
Clayton Homes Inc                                         500 shares                                     4,594
Clearworks.Net                                             23 shares                                        46
Cleveland Cliffs Inc.                                     400 shares                                    12,450
Coachmen Inds                                           1,300 shares                                    19,663
Coca Cola Co.                                           1,767 shares                                   102,928
Coca Cola Enterprises Inc.                              2,089 shares                                    42,041
Colorado Medtech inc                                      500 shares                                     4,000
Columbia Gas Systems Inc.                                 277 shares                                    17,520
Comcast Corp-Voting                                       100 shares                                     4,788
Comcast Corp-Non Voting                                   100 shares                                     5,056
Comdisco Inc                                              400 shares                                    14,900
Compaq Computer Co.                                     5,022 shares                                   135,910
CompUsa Inc                                             1,235 shares                                     6,253
Computer Sciences Corp                                    100 shares                                     9,463
Compuware Corp                                            186 shares                                     6,929
Comverse Tech Inc                                         100 shares                                    14,475
Concentric Network                                        100 shares                                     3,081
ConcureTech                                               100 shares                                     2,900
Conexant Sys Inc                                          134 shares                                     8,894
Conoco Inc                                                100 shares                                     2,475
Contour Sys                                             1,550 shares                                       806
Countrywide Credit Ind. Inc.                              100 shares                                     2,525

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Covad Communications                                      200 shares                                    11,188
Cymer Inc.                                                200 shares                                     9,200
De Beers Cons. Mines Ltd.                                 100 shares                                     2,875
Deere & Company                                           100 shares                                     4,338
Del Monte Foods Co                                        100 shares                                     1,231
Dell Computer Corp.                                     4,744 shares                                   241,944
Delphi Automotive sys                                   1,542 shares                                    24,287
Diametrics Med. Inc.                                    1,000 shares                                     8,563
Diamonds Trust                                            575 shares                                    66,233
Digital Origin Inc                                         50 shares                                       550
Diodes Inc                                                300 shares                                     6,450
Disney Walt Co.                                         5,135 shares                                   150,199
Disney Walt Co. Go .Com                                   172 shares                                     4,085
Dollar Gen Corp.                                          156 shares                                     3,549
Dominion Res Inc VA NFSC IS S                             100 shares                                     3,925
Dover Downs Entertainment Inc.                            150 shares                                     2,813
Drugstore .Com                                            500 shares                                    18,094
Du Pont E I De Nemours & Co.                              306 shares                                    20,158
Dura Pharmaceuticals Inc.                                 100 shares                                     1,394
EA Industries Inc.                                      1,000 shares                                        20
EMC Corp                                                  400 shares                                    43,700
Ensco International Inc.                                  500 shares                                    11,438
E.Spire Communications                                    500 shares                                     2,907
E TradeGroup                                              143 shares                                     3,736
Eagle USA Air Freight                                     150 shares                                     6,469
Earthweb. Inc                                              97 shares                                     4,880
Eastman Kodak Co                                          158 shares                                    10,468

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
ECO Soil Sys                                            1,000 shares                                      4,313
Egghead Inc.                                               28 shares                                        453
El Paso Energy                                            200 shares                                      7,763
Electronic Data Sys. Corp.                                200 shares                                     13,388
Enron corp                                                322 shares                                     14,289
Ericsson L M Tel Co.                                      656 shares                                     43,091
Espirito Santo Finl Hldgs.                                500 shares                                      7,875
Exodus Communications                                     230 shares                                     20,427
Expedia Inc                                                75 shares                                      2,625
Exxon Corp.                                               974 shares                                     78,468
Finet Holdings Corp                                     5,000 shares                                      6,405
First Union Corp.                                          58 shares                                      1,910
Firstar Corp                                              359 shares                                      7,584
Five Star Productions                                     125 shares                                         24
Flashnet Comms                                            300 shares                                      1,856
Fletcher Challenge Ltd.                                 1,000 shares                                      3,750
Flowers Inds Inc                                          100 shares                                      1,594
Fonar Corp.                                               500 shares                                        813
Ford Mtr. Co.                                           1,590 shares                                     84,768
Foster Wheeler Corp.                                      400 shares                                      3,550
Fulton Wheeler                                            135 shares                                      2,430
GP Strategies Corp.                                     1,000 shares                                      6,125
Gap Inc.                                                1,775 shares                                     81,650
Gateway Inc                                                63 shares                                      4,540
Genelabs Techs Inc.                                     1,600 shares                                      8,800
General Datacomm                                           86 shares                                        570
General Electric Co.                                    1,147 shares                                    177,498
General Magic Inc.                                        400 shares                                      1,550

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
General Motors Cop.                                       796 shares                                    57,860
Genesee Corp.                                             100 shares                                     2,131
Genesis Direct                                            300 shares                                         2
The Geon Company (participant-directed)*                1,650 shares                                    53,625
Gillette Co.                                            2,200 shares                                    90,614
Global Imaging                                            500 shares                                     6,125
Global Marine Inc.                                        900 shares                                    14,963
Globalnet Financial                                        97 shares                                     2,795
Golden Triangle Industries                                400 shares                                       800
Goodrich B F Co.                                        8,673 shares                                   238,508
Grossmans Inc                                           8,000 shares                                         0
Gucci Group                                                31 shares                                     3,550
Guidant Corp                                               75 shares                                     3,525
Gymboree Corp.                                            500 shares                                     2,813
Halliburton Co                                            200 shares                                     8,050
Hanna M A Co.                                             300 shares                                     3,281
Harrah's Entertainment Inc.                             1,700 shares                                    44,945
Hasbro Inc                                                100 shares                                     1,894
Health South Corp                                         300 shares                                     1,613
Helmerich & Payne                                         600 shares                                    13,050
Hershey Foods Corp.                                       400 shares                                    18,975
Hewlett-Packard Corp.                                     100 shares                                    11,375
HI/FN Inc                                                  40 shares                                     1,550
Hibernia Corp.                                            100 shares                                     1,062
High Speed Access Corp                                     45 shares                                       793
Hilton Hotels Corp.                                     4,200 shares                                    40,165
Holly Holdings Inc.                                        17 shares                                         0

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Home Depot Inc.                                         2,062 shares                                   141,763
Hubbell Inc                                               100 shares                                     2,725
Humana Inc                                                300 shares                                     2,456
Hutchinson Tech Inc                                       200 shares                                     4,250
HVIDE Marine Inc.                                         800 shares                                        92
HYSEQ Inc                                                 700 shares                                    11,900
I-Link Inc.                                             9,850 shares                                    27,088
Itxc Corp                                                 200 shares                                     6,725
Ibasis Inc                                                200 shares                                     5,750
Identix Inc                                               300 shares                                     2,738
Imation Corp.                                              10 shares                                       336
Imclone Sys Inc                                            74 shares                                     2,932
Imatron Inc                                               100 shares                                       250
Indymac Mortgage Holdings                               2,000 shares                                    25,500
Information Architects                                  1,000 shares                                    10,250
Ingram  Micro Inc                                         500 shares                                     6,563
Inktomi Corp                                              100 shares                                     8,875
Intasys Corp                                            1,000 shares                                     5,250
Integrated Silicon Solution Inc.                          200 shares                                     3,313
Intel Corp.                                             4,730 shares                                   389,340
Inter Tel Inc                                             500 shares                                    12,500
Interdigital Comm                                       2,000 shares                                   150,000
Intl. Business Machine                                  1,236 shares                                   133,334
Intl. Paper Co.                                           655 shares                                    36,967
Intel Rectifer                                            200 shares                                     5,200
Interpool Inc.                                            500 shares                                     3,719
Invacare Corp.                                          2,250 shares                                    45,142
Iomega Corp.                                            1,062 shares                                     3,584

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Isolyser Inc.                                             546 shares                                     1,621
Ivax Corp.                                                400 shares                                    10,300
JAB International                                           8 shares                                         1
Jan Bell Marketing                                      2,000 shares                                     5,750
Johnson & Johnson                                         259 shares                                    24,152
Johnson Ctls                                              100 shares                                     5,688
Jones Apparel Group                                       200 shares                                     5,425
Just For Feet Inc                                          50 shares                                         0
Jwgenesis Financial Inc                                 1,000 shares                                    29,375
Kellogg Co                                                 40 shares                                     1,233
Kendle Intl                                               700 shares                                     6,913
Keyspan Energy Corp                                        44 shares                                     1,020
Kimberly Clark                                            100 shares                                     6,544
Knight Trimark                                            400 shares                                    18,400
Kroger Co.                                              1,978 shares                                    37,335
Lasmo Plc.                                                600 shares                                     3,750
LTV Corp                                                2,800 shares                                    11,550
LSI Logic Corp.                                           400 shares                                    27,000
Laclede Gas Co                                            200 shares                                     4,325
Lafarge Corp                                              100 shares                                     2,763
Landry's Seafood Restaurant                               865 shares                                     7,515
Lasersite                                               1,600 shares                                    16,000
Laservision Centers Inc                                   374 shares                                     3,951
Learn2.com Inc                                            500 shares                                     1,641
Legato Systems                                            300 shares                                    20,644
Lennar Corp                                               200 shares                                     3,250
Level 3 Communications Inc                              5,000 shares                                   409,375
Lilly Eli & Co.                                           750 shares                                    49,875

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Lindsay Mfg                                               100 shares                                     1,825
Littlefuse Inc.                                           100 shares                                     2,427
Loews Cineplex Entertainment                              400 shares                                     2,350
Lowes Companies                                           600 shares                                    35,850
Lucent Tech. Inc.                                       3,723 shares                                   279,225
Lycos Inc                                                 300 shares                                    23,869
Lyondell Petrochem Co                                   1,000 shares                                    12,750
MCI Worldcom Inc.                                         949 shares                                    50,357
MFN Finl Corp                                              14 shares                                        91
Mandalay Resort Group                                     100 shares                                     2,013
Marketwatch.com                                           100 shares                                     3,650
Mattel Inc                                                550 shares                                     7,219
Maxtor Corp                                               200 shares                                     1,450
McDonalds Corp.                                            90 shares                                     3,628
McKesson Corp.                                            200 shares                                     4,500
Medtronic Inc.                                             20 shares                                       729
Merck & Co. Inc.                                        1,441 shares                                    96,818
Meritor Automotive Inc.                                    45 shares                                       872
Michaels Stores                                           200 shares                                     5,700
Microsoft Corp.                                         3,639 shares                                   424,822
Microage Inc                                            3,033 shares                                    10,616
Microchip Tech. Inc.                                      417 shares                                    28,539
Midway Airlines Corp                                       35 shares                                       217
Millenia Inc.                                              30 shares                                        23
Mindspring Ent Inc                                        500 shares                                    13,203
Minnesota Mng. & Mfg.                                     713 shares                                    69,785
Momentum Business App.                                     20 shares                                       158
Monsanto Company                                          800 shares                                    28,350

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Morgan J.P. & Co. Inc.                                    290 shares                                    36,721
Morrison Knudsen Crp.                                     264 shares                                     2,063
Motorola Inc.                                             600 shares                                    88,350
Mylan Labs. Inc.                                          200 shares                                     5,038
NCI Bldg. Sys. Inc.                                     2,000 shares                                    37,000
NCR Corp.                                                   6 shares                                       227
NTN Communications Inc.                                   220 shares                                       811
Nabisco Group Holdings                                    150 shares                                     1,594
Nanogen Inc                                               700 shares                                    15,313
Neomagic corp                                             300 shares                                     3,281
Networks Associates Inc.                                2,583 shares                                    68,935
Net2Phone Inc                                             100 shares                                     4,594
New Era of Networks                                       230 shares                                    10,954
Newbridge Networks Corp.                                  100 shares                                     2,256
Newell Rubbermaid Inc                                      86 shares                                     2,494
News Corp. Ltd.                                           100 shares                                     3,825
Newsedge Corp.                                            216 shares                                     2,525
Nokia Corp                                                150 shares                                    28,659
Noble Drilling Corp.                                      200 shares                                     6,550
Nortel Networks Corp                                      360 shares                                    36,360
Northeast Utilities                                       100 shares                                     2,056
Northwest Airlines Corp                                   200 shares                                     4,450
Northwestern Steel & Wire Co.                             200 shares                                        81
Novellus Sys Inc                                          100 shares                                    12,253
Nucor Corp.                                               100 shares                                     5,481
ODS Networks Inc.                                       1,400 shares                                    12,688
Object Design Inc.                                      1,000 shares                                    14,500
Ocean Energy Inc.                                         230 shares                                     1,783

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Officemax Inc.                                          3,000 shares                                    16,314
Olin Corp                                               1,000 shares                                    19,813
Olsten Corp.                                              200 shares                                     2,263
Omni Doors Inc.                                           300 shares                                        47
Om2.com Inc                                               900 shares                                    26,100
Oracle Corporation                                      1,169 shares                                   131,002
Orbital Engine Ltd.                                    10,000 shares                                    43,130
Organogenesis Inc                                         100 shares                                       869
Oshkosh B Gosh                                             95 shares                                     2,001
Osteotech Inc                                              75 shares                                     1,003
PVF Capital Corp                                          200 shares                                     2,275
Parigain Tech. Inc.                                       400 shares                                     5,675
Panaco Inc                                              1,000 shares                                       344
Paradyne Networks Inc                                     100 shares                                     2,725
Park PL Entmt                                           4,100 shares                                    51,250
Pennzoil Quaker St                                        100 shares                                     1,019
Peoplesoft Inc.                                         1,200 shares                                    25,576
PepsiCo Inc.                                            1,050 shares                                    37,013
Petsmart Inc                                              200 shares                                     1,150
Pharmacia & Upjohn Inc                                     90 shares                                     4,050
Pfizer Inc.                                             1,844 shares                                    59,816
Philip Morris Cos.                                      1,575 shares                                    36,225
Planet Hollywood Intl. Inc.                               500 shares                                        34
Plum Creek Timber Co                                      700 shares                                    17,500
Prepaid Legal services Inc                                 40 shares                                       960
President Casinos Inc.                                    500 shares                                       313
Proctor & Gamble Co.                                      125 shares                                    13,695
Provident American Corp                                   164 shares                                     5,771

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Providian Finl Corp                                        25 shares                                     2,277
Proximed Inc                                            1,000 shares                                     9,750
PSI Net Inc                                               300 shares                                    18,525
Pure World Inc.                                         1,000 shares                                     3,125
Qualcomm Inc                                            1,862 shares                                   327,945
Q Med Inc.                                              4,450 shares                                    18,637
Quinttiles Transnational                                  125 shares                                     2,336
Quest Comm. Intl. Inc.                                  1,130 shares                                    48,590
RTI Intl. Metals                                          200 shares                                     1,500
RF Micro Devices                                           30 shares                                     2,053
Rainforest Cafe' Inc.                                   1,200 shares                                     4,763
Ralston Purina Co                                         270 shares                                     7,526
Rare Medium Group                                         200 shares                                     6,825
Raytheon Co.                                               29 shares                                       720
Realnetworks Inc.                                         100 shares                                    12,031
Reliant Energy Inc                                        300 shares                                     6,863
Rite Aid Corp.                                            604 shares                                     6,720
Rockwell Intl. Corp.                                      135 shares                                     6,463
Rogue Wave Software                                       150 shares                                     1,200
Rohm & Haas Co                                            300 shares                                    12,206
Rollins Truck Leasing Corp.                             1,050 shares                                    12,535
Rottlund Inc.                                             600 shares                                     1,575
Royal Group Tech. Ltd.                                  1,000 shares                                    21,188
SBC Communications                                        290 shares                                    14,138
SEI Investment Co.                                        600 shares                                    71,410
Safescience Inc                                           200 shares                                     2,263
Safeskin Corp.                                            159 shares                                     1,927
Safety Kleen Corp.                                         33 shares                                       373

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
St. Jude Medical Inc                                      550 shares                                       16,878
SAP AG DM                                                 100 shares                                        5,206
Schlumberger Limited                                      400 shares                                       22,450
Schwab Charles Corp                                       145 shares                                        5,546
Scientific Atlanta                                        380 shares                                       21,233
Sears Roebuck & Co.                                     1,623 shares                                       49,299
Seattle Filmworks, Inc.                                   698 shares                                        1,941
Service Merchandise Inc.                                1,000 shares                                           80
Siebert Financial Group                                 1,400 shares                                       20,650
Silicon Graphics Inc.                                     900 shares                                        8,719
Silverleaf Resorts Inc                                  1,200 shares                                        8,550
Softnet Sys Inc                                           500 shares                                       12,563
Solutia Inc.                                               15 shares                                          232
Sony Corp.                                                 50 shares                                       14,238
Southwest Airlines Co.                                  1,394 shares                                       22,478
Sovereign Bancorp Inc.                                    450 shares                                        3,354
Spyglass Inc.                                           1,300 shares                                       49,299
Standard Pac Corp                                       1,600 shares                                       17,600
Staples Inc.                                               45 shares                                          934
Starwood Finl                                             115 shares                                        1,941
State Street Corp                                         150 shares                                       10,959
Steel Technologies Inc.                                   900 shares                                       13,050
Steris Corp.                                            2,215 shares                                       22,704
Sterling Software                                         200 shares                                        6,300
Sun Microsystems Inc.                                   2,520 shares                                      195,144
Sun Television & Appliances Inc.                        9,500 shares                                           67
Sunbeam Corporation                                     1,000 shares                                        4,188
Sunrise Technologies                                    9,093 shares                                      107,416

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Sybron Intl Corp                                        1,000 shares                                    24,688
Synopsys Inc                                              226 shares                                    15,086
Syntroleum Corp.                                          200 shares                                     1,625
TCI Satellite Entmt. Inc.                                  35 shares                                       541
T-HQ Inc                                                  300 shares                                     6,956
TLC Laser Eye Centers                                     100 shares                                     1,306
Taiwan Semiconductor                                      123 shares                                     5,535
Tellabs Inc.                                              200 shares                                    12,838
Terex Corp                                                200 shares                                     5,550
Texaco Inc.                                               170 shares                                     9,233
Texas Instruments Inc.                                    150 shares                                    14,494
3Com Corp                                                 200 shares                                     9,400
Titan Corp.                                             1,019 shares                                    48,212
Titan Pharm Inc                                         1,000 shares                                    19,000
Tower Automotive                                        1,500 shares                                    23,157
Tower Tech Inc                                            500 shares                                       375
Town & Country Corp.                                   12,000 shares                                        12
Trans World Airlines Inc.                               1,100 shares                                     3,025
Transtexas Gas Corp.                                    1,000 shares                                       180
Tricon Global Restaurants Inc.                             67 shares                                     2,588
Tritel Inc                                                100 shares                                     3,169
Turbodyne Technologies Co.                                200 shares                                       380
Tyco Intl. Ltd.                                         1,153 shares                                    44,967
USX Marathon Group                                      2,000 shares                                    49,376
U T I Energy Corp.                                        100 shares                                     2,306
U S Wireless Corp.                                      1,474 shares                                    22,110
Union Pacific Corp.                                       250 shares                                    10,922
Union Planters Corp.                                      250 shares                                     9,860

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Unisys Corp.                                              450 shares                                    14,372
United Amern. Healthcare Co.                              125 shares                                       133
United Parcel Svc                                         325 shares                                    22,425
Utah Med. Products Inc.                                 1,000 shares                                     6,750
Varco Intl                                                500 shares                                     5,094
Vencor Inc.                                               600 shares                                        45
Ventas Inc.                                               100 shares                                       419
Venture Stores Inc.                                     9,000 shares                                        45
Viatel Inc                                                900 shares                                    48,263
Vista Eyecare                                             840 shares                                       761
Vitria Tech                                                 8 shares                                     1,872
Wabash National Corp.                                     200 shares                                     3,000
Wackenhut Correction Corp.                                300 shares                                     3,506
Wal Mart Stores Inc.                                    1,643 shares                                   113,572
Walgreen Company                                        1,884 shares                                    55,107
Walker Interactive                                        110 shares                                       688
Waste Management Inc                                      700 shares                                    12,032
Wavo Corp                                                 200 shares                                       775
Webb Del Corp                                             700 shares                                    17,413
Webvan Group Inc                                        1,000 shares                                    16,500
Wells Fargo                                               250 shares                                    10,110
Western Digital Corp.                                     800 shares                                     3,350
Westinghouse Air Brake Co                                 120 shares                                     2,130
Wolverine World Wide                                      100 shares                                     1,094
Xircom                                                    435 shares                                    32,625
Yahoo Inc                                                  86 shares                                    37,211
Zap.Com Corp                                                4 shares                                        21
Zapata Corp                                               200 shares                                       925

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS (CONTINUED)
Zebra Technologies Corp                                   100 shares                                     5,850
Zenith Electronics                                        300 shares                                         0
Zomax Optical Media Inc.                                  700 shares                                    31,675
Daimlerchrysler                                           562 shares                                    43,835
Gemstar Intl                                              200 shares                                    14,250
Helen of Troy Ltd                                         200 shares                                     1,450
Iridium World Comm                                        300 shares                                       713
Tommy Hilfiger Corp.                                    1,000 shares                                    23,375
Transocean Sedco                                           77 shares                                     2,594
Taro Pharmaceuticals                                    1,190 shares                                    17,255
CNH Global                                                400 shares                                     5,325
                                                                                               ---------------
                                                                                                    93,834,075
CORPORATE BONDS
Lehman Brothers Holdings
   Sr Notes 7.87%                           $   52,000 par                                              51,897
JCPenney Inc Notes 7.375%                   $   45,000 par                                              40,820
Sears Roebuck Acceptance
   Bonds 6.25%                              $   55,000 par                                              48,378
                                                                                               ---------------
                                                                                                       141,095
COMMON TRUST FUNDS
State Street Bank*                          Selection Fund; 42,477,531
                                               units                                                42,477,531
State Street Bank*                          Flagship S&P 500 Index Fund;
                                                222,663 units                                       55,172,858
State Street Bank*                          Short-Term Investment Fund;
                                                2,066,237 units                     $2,066,237       2,066,237
State Street Bank*                          S&P Midcap Index Fund;
                                                11,733 units                                           570,871

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

COMMON TRUST FUNDS (CONTINUED)
State Street Bank*                          Daily Bond Market Fund; 210,529
                                                units                                                3,417,094
State Street Bank*                          SSB Daily EAFE;
                                                109,778 units                                        1,448,188
                                                                                        ----------------------
                                                                                                   105,152,779
SHARES OF REGISTERED INVESTMENT COMPANIES
Fidelity Int'l Value                                      747 shares                                    15,162
Fidelity US Bond Index                                  1,995 shares                                    20,324
Fidelity Small Cap. Stock                                 954 shares                                    12,122
Fidelity Capital Appreciation                             520 shares                                    15,526
Fidelity Stock Selector                                   544 shares                                    17,420
Fidelity Asset Manager                                  2,834 shares                                    52,089
Fidelity Asset Manager Growth                           1,225 shares                                    24,098
Fidelity Contrafund                                       277 shares                                    16,648
Fidelity Equity Income II                               5,676 shares                                   155,360
Fidelity Retirement Growth                              1,058 shares                                    27,339
Spartan High Income                                     5,809 shares                                    69,710
Fidelity Magellan                                       1,232 shares                                   168,316
Fidelity Growth Company                                 1,632 shares                                   137,595
Fidelity Puritan                                        8,828 shares                                   167,991
Fidelity Low Priced Stock                                 928 shares                                    21,004
fidelity Growth & Income                                  167 shares                                     7,857
Fidelity Blue Chip Growth                               1,255 shares                                    75,462
Fidelity Dividend Growth                                  691 shares                                    20,038
Select Technology                                         303 shares                                    46,234
Select Health Care                                        100 shares                                    12,449


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
   (CONTINUED)
Select Construction & Housing                              42 shares                                       880
Select Regional Banks                                      43 shares                                     1,344
Select Energy Service                                     563 shares                                    14,015
Select Money Market                                    45,958 shares                                    45,958
Select Electronics                                      1,739 shares                                   154,550
Fidelity Export & Multinational                         4,165 shares                                    91,498
Fidelity Value                                          1,080 shares                                    47,311
Prime Fund Daily Money                                 15,800 shares                                    15,800
Fidelity Utilities                                        419 shares                                    10,810
Fidelity Mid Cap Stock                                    556 shares                                    12,156
Fidelity Fund                                              64 shares                                     2,730
Fidelity Emerging Growth                                  274 shares                                    16,331
Select Utilities Growth                                   557 shares                                    36,838
Select Computers                                          148 shares                                    15,485
Aim Aggressive Growth                                      28 shares                                     1,730
Aim Small Cap Growth Clas                                 828 shares                                    25,602
Aim Value Class B                                       1,295 shares                                    61,146
Amer Century Benham Targe                                 474 shares                                    11,687
American Century Income & Growth.                       1,938 shares                                    66,000
American Century 20th Cent.                             1,374 shares                                    44,341
American Century 20th Cent.                               267 shares                                     5,923
American Century 20th Cent.                             1,234 shares                                    56,483
Artisan International                                     633 shares                                    18,053
Baron Asset                                               528 shares                                    31,059
Baron Small Cap Fund                                      147 shares                                     2,653
Berger Growth & Inc. Retail                               269 shares                                     5,180

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                 Investment Purposes at End of Year (continued)



                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST, PAR OR                                 CURRENT
          LESSOR OR SIMILAR PARTY                     MATURITY VALUE                   COST                VALUE
-------------------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Berger Small Co. Growth Retail                            382 shares                                     2,449
Berger One Hundred Retail                                 419 shares                                     7,767
Clipper                                                   155 shares                                    10,105
Cohen & Steers Realty Share                               230 shares                                     8,492
Davis New York Venture Class                              177 shares                                     5,078
Dodge & Cox                                               358 shares                                    36,029
Dreyfus Disciplined Stock                                 318 shares                                    13,604
Evergreen Foundation Class                                312 shares                                     7,105
Fidelity Advisor Growth Opp.                              879 shares                                    41,007
First Eagle Fund of America                             1,052 shares                                    21,633
Firsthand Technology Lead                                 134 shares                                     5,974
Firsthand Technology Innovation                           127 shares                                     6,270
Founders Discovery                                        706 shares                                    28,864
Founders Worldwide Growth                                 430 shares                                    10,823
Gabelli Westwood Mighty Mit                               461 shares                                     6,113
Gabelli Glbl Inter-Active Co                            1,151 shares                                    40,483
Gam International Class A                                 284 shares                                     9,134
Guiness Flight Wired Index                                238 shares                                     5,592
Harbor Capital Appreciation                             1,131 shares                                    57,273
Oakmark Fund                                              510 shares                                    13,881
Oakmark Select                                          1,881 shares                                    34,656
Heartland Group US Govern.                              2,777 shares                                    25,299
The Internet Fund                                       1,261 shares                                    62,716
Invesco Energy N/C                                        350 shares                                     5,010
Invesco High Yield Bond N/C                               201 shares                                     1,293
Invesco Health Sci.                                       287 shares                                    15,770
Invesco Leisure N/C                                       111 shares                                     5,295

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
           IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                            CURRENT
             LESSOR OR SIMILAR PARTY                 MATURITY VALUE                COST              VALUE
---------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
   (CONTINUED)
Invesco Technology N/C                                    550 shares                                    44,424
Invesco  Financial Services N/C                           190 shares                                     5,063
Invesco Worldwide Communication                         1,847 shares                                    95,374
Invesco Internat'l European                               801 shares                                    19,260
Janus Fund                                              6,416 shares                                   282,625
Janus Inv't Growth & Income                             2,121 shares                                    88,941
Janus Inv't Worldwide                                   6,622 shares                                   506,126
Janus Inv't Twenty                                      2,979 shares                                   248,547
Janus Flexible Income                                     571 shares                                     5,335
Janus Global Technology                                 3,441 shares                                   106,417
Janus Global Life Sciences                              3,032 shares                                    48,809
Janus Special Situations                                  499 shares                                    11,509
Janus Inv't Equity Income                                 193 shares                                     4,842
Janus Olympus                                             922 shares                                    49,107
Janus High Yield Bond                                     857 shares                                     8,813
Janus Enterprise                                          836 shares                                    64,122
Janus Inv't Overseas                                    2,567 shares                                    95,477
Janus Inv't Mercury                                     2,373 shares                                   103,975
Janus Inv't Balanced                                    1,222 shares                                    28,578
John Hancock Small Cap Gro                                692 shares                                    10,519
Kaufmann Fund                                           9,176 shares                                    54,598
Longleaf Partners                                       2,801 shares                                    57,392
Loomis Sayles Bond                                      3,547 shares                                    40,857
Marsico Focus                                           2,644 shares                                    61,992
Marisco Growth & Income                                   477 shares                                    10,434
Matthews Intl Fds Korea Fd                              1,055 shares                                     8,050
Midas Fund                                              1,739 shares                                     2,365

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
           IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                            CURRENT
             LESSOR OR SIMILAR PARTY                 MATURITY VALUE                COST              VALUE
---------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
   (CONTINUED)
Midas Investors LTD. N/C                                1,765 shares                                     4,676
Montgomery Emerging Mark                                  789 shares                                    10,274
Munder Net Net Class A                                    932 shares                                    71,240
Mutual Series Beacon Class                              4,749 shares                                    65,725
Neuberger & Berman Focus                                  421 shares                                    11,515
White Oak Growth Stock                                    601 shares                                    36,733
Red Oak Technology Select                                 248 shares                                     6,025
PBHG Growth                                               196 shares                                     9,274
PBHG Large Cap Growth                                     606 shares                                    18,783
PBHG New Oppties                                          257 shares                                    17,726
PBHG Large Cap                                            579 shares                                    21,524
Pimco Total Return Class C                              1,871 shares                                    18,522
Pimco High Yield                                          128 shares                                     1,372
Pimco Foreign Bond Class C                                942 shares                                     9,388
T Rowe Price Media & Telecom                            2,630 shares                                   105,154
Putnam Global Growth                                    1,553 shares                                    28,869
Putnam Growth & Income II                               1,097 shares                                    13,471
Putnam Growth Opporunities                                441 shares                                    13,167
Putnam OTC & Emerging Gro.                                184 shares                                     6,818
Putnam International Growth                               803 shares                                    23,378
Dresdner RCM Global Techn                                 241 shares                                    14,294
RS Value Plus and Growth                                  725 shares                                    22,063
T Rowe Price Equity Income                              2,412 shares                                    59,848
T Rowe Price Growth & Income                              901 shares                                    22,020
T Rowe Price Mid Cap Growth                               124 shares                                     4,964
T Rowe Price New ERA                                      241 shares                                     5,247
T Rowe Price International S                            2,432 shares                                    46,277

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
           IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                            CURRENT
             LESSOR OR SIMILAR PARTY                 MATURITY VALUE                COST              VALUE
---------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
   (CONTINUED)
T Rowe Price European Stock                             1,110 shares                                    26,491
T Rowe Price Science & Technology                       2,246 shares                                   143,123
Rydex Nova Fund                                           477 shares                                    19,662
Rydex URSA Fund                                        19,252 shares                                   150,166
Rydex OTC Fund                                          4,850 shares                                   399,448
SSGA S&P 500 Index                                        359 shares                                     9,174
Seligman Communictns. & Info.                             385 shares                                    18,192
SSGA Money Market                                   1,850,711 shares                                 1,850,711
Scudder Greater Europe Gr                                 354 shares                                    12,585
Sogen International                                       392 shares                                     9,656
Sound Shore Fund Inc.                                     334 shares                                     9,847
Spectra Fund Inc.                                       1,896 shares                                    25,483
Strong Income High Yield Bonds                          3,333 shares                                    36,002
Strong Growth                                           1,544 shares                                    55,074
Strong American Utilities                                 102 shares                                     1,503
Strong Gov't Securities                                 2,517 shares                                    25,368
Strong Opportunity Income                                 140 shares                                     6,259
Templeton World Fund CL I                                 163 shares                                     3,046
Templeton Foreign                                         235 shares                                     2,640
Templeton Growth Class I                                2,430 shares                                    48,503
Tweedy Browne Global Value                                556 shares                                    11,240
Van Kampen Technology CL B                                186 shares                                     3,788
Van Wagoner Income Emerging                               200 shares                                     8,574
Van Wagoner Income Post VE                                318 shares                                    12,101
Vanguard US Growth Portfolio                               82 shares                                     3,571
Vanguard Growth & Income                                1,230 shares                                    45,624

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
           IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                            CURRENT
             LESSOR OR SIMILAR PARTY                 MATURITY VALUE                COST              VALUE
---------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
   (CONTINUED)
Vanguard Balanced Index                                   416 shares                                     8,418
Vanguard/ Wellington Income                               448 shares                                    12,526
Vanguard/ Primecap                                        400 shares                                    24,838
Vanguard/ Windsor II Portfolio                            411 shares                                    10,262
Vanguard Asset Allocation I                               398 shares                                     9,469
Vanguard Bond Index                                     3,612 shares                                    34,535
Vanguard GNMA Fixed Income                              6,853 shares                                    67,570
Vanguard Index Trust S&P 50                             1,547 shares                                   209,423
Vanguard Total Stock Market                             1,187 shares                                    39,438
Vanguard Value Index                                       95 shares                                     2,178
Vanguard Growth Index                                     570 shares                                    22,487
Warburg Pincus Emerging Growth                             19 shares                                       955
Warburg Pincus Japan Growth                               611 shares                                    21,081
Warburg Pincus JSPSN OTC                                  532 shares                                    14,675
Weitz Value                                             3,283 shares                                   108,600
Wright Equifund Netherland                                253 shares                                     2,488
Wright Equifund Mexico                                    427 shares                                     3,308
Wright International                                       68 shares                                     1,284
Yacktman Fund                                             243 shares                                     2,288
                                                                                              ----------------
                                                                                                     8,631,574
OTHER
Warrants and Long Term Options:
  Five Star Prods Inc WTS EXP 8                            125 units                                         3
  MFN Finl Corp WT Ser A Exp 03                             17 units                                         7
  MFN Finl Corp WT Ser B Exp 03                             17 units                                         4
  MFN Finl Corp WT Ser C Exp 03                             17 units                                         3
  Morrison Knudsen Crp.                                    217 units                                       502

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
           IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                            CURRENT
             LESSOR OR SIMILAR PARTY                 MATURITY VALUE                COST              VALUE
---------------------------------------------------------------------------------------------------------------

  Talk.com Rights Exp 2/12/2000                             15 units                                         0
OTHER (CONTINUED)
Preferred Stock:
  I Link Corp. Pfd. Conv. Ser. N                            5 shares                                         0
Real Estate Trusts:
  Borden Chemical & Plastics                               400 units                                     1,925
  Camden Property Trust Sh Ben Int                         200 units                                     5,550
  Capstead Mtg. Corp.                                    2,000 units                                     8,376
  Cedar Fair LP Dep Unit                                   300 units                                     5,813
  Childrobis Inc Unit 1 Com & 1                            100 units
                                                                                                             0
  Crescent Real Estate Equities                            300 units                                     5,513
  National Golf PPTYS Inc.                                 200 units                                     3,950
  Transcontinental Realty Inv.                             500 units                                     6,313
                                                                                               ---------------
                                                                                                        37,959
PARTICIPANT LOANS*                                 At interest rates ranging
                                                       from 6% to 10%                                4,848,570
                                                                                               ---------------
Total assets held for investment purposes
                                                                                                  $212,646,052
                                                                                               ===============



*Indicates party-in-interest to the Plan.

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1999

                                                                                                   CURRENT VALUE
                                                                                                   OF ASSETS ON
                                                PURCHASE             SELLING         COST OF        TRANSACTION      NET GAIN
          DESCRIPTION OF ASSETS                   PRICE               PRICE           ASSETS           DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY(iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

The Geon Company Common Stock*                 $11,493,237                          $11,493,237     $11,493,237
                                                                    $24,934,846      19,422,427      24,934,846      $5,512,419

State Street Bank Short-Term Investment        $28,805,288                          $28,805,288     $28,805,288
   Fund*                                                            $29,544,206      29,544,206      29,544,206               0












*Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1999.